

Mail Stop 3561

August 25, 2017

Via E-mail
Mr. Sandip Rana
Chief Financial Officer
Franco-Nevada Corporation
199 Bay Street, Suite 2000
P.O. Box 285, Commerce Court Postal Station
Toronto, Ontario M5L 1G9
Canada

> **Re:** **Franco-Nevada Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Filed March 22, 2017**
> **Response dated August 11, 2017**
> **File No. 001-35286**

Dear Mr. Rana:

We have reviewed your August 11, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2017 letter.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.3 – Audited Consolidated Financial Statements

Note 2 – Significant Accounting Policies
(f) Royalty, Stream and Working Interests, page 11
(g) Working Interests in Oil and Gas Properties, page 12

1.   We have read your responses to comments 1 through 5. Please provide us a sample of your proposed revised disclosure in regards to the above-referenced footnotes.

Note 8 – Royalty, Stream and Working Interests, Net
(a) Royalties, Streams and Working Interests

2.   Please revise your disclosure to clearly label or otherwise identify the carrying amounts capitalized pursuant to IFRS 6 within each category of royalties, streams and working interests. Refer to paragraphs 23 through 25 of IFRS 6.

        You may contact James Giugliano at (202) 551-3319, or me at (202) 551-3769, with any questions.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel, and
                                        Mining